EXHIBIT 99.1

Notice of Results of  2014 Annual General Meeting of Shareholders

Evogene Ltd., or the Company, announced today that all of the proposals submitted to Shareholder approval at its 2014 Annual General Meeting of Shareholders, held on May 14, 2014 in Rehovot, Israel, or the Meeting, were duly approved. At the Meeting, shareholders of the Company approved each of the following by requisite majorities under the Company's articles of association and the Israeli Companies Law, 5799-1999:

(i)
Amendment of Articles 19 and 21 of the Company's articles of association, eliminating the “staggered Board” mechanism, and providing for the re-election of all directors (other than external directors) on an annual basis.

(ii)(a)	Reelection of Mr. Martin Gerstel as a director of the Company until the next annual general meeting of shareholders of the Company.

(ii)(b)	Reelection of Mr. Leon Y. Recanati as a director of the Company until the next annual general meeting of shareholders of the Company.

(iii)
Reappointment of Kost, Forer, Gabbay & Kasierer as the Company's independent, external auditors for the year  ending December 31, 2014 and until the next annual general meeting of shareholders, and authorization of the Company’s Board of Directors to set the auditors' fees.

(iv)	Approval of a cash bonus to Mr. Ofer Haviv, the Company's President and Chief Executive Officer, in respect of his performance for the year ended December 31, 2013.

May 15, 2014